FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   November 8, 2006

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Three and Nine Months Ended September 30, 2006
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006, and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2005 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and Annual Information Form/40-F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This Management’s Discussion and Analysis contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained herein. This Management’s Discussion and Analysis has been prepared as of November 14, 2006.
THIRD QUARTER HIGHLIGHTS
•	Net earnings were $59.5 million ($0.14 per share), compared with $56.5 million ($0.17 per share) in 2005. The Company incurred $32.0 million of non-cash losses from copper derivatives, declines in marketable securities and an exchange loss on the revaluation of future income tax liabilities. Adjusted for these items net earnings amounted to $91.5 million ($0.22 per share) for the quarter.

•	Operating cash flows increased 161% to $221.4 million ($0.53 per share), compared with $84.8 million ($0.25 per share) in 2005.

•	Gold production increased 52% to 431,800 ounces, compared with 283,700 ounces in 2005.

•	Gold sales were 421,400 ounces, compared with 276,700 ounces in 2005.

•	Total cash costs were $84 per ounce (net of by-product copper and silver credits) (2005: $9 per ounce) (1).

•	On August 31, 2006, Goldcorp and Glamis Gold Ltd. (“Glamis”) agreed to a combination to create one of the world’s largest gold companies. Each Glamis common share will be exchanged for 1.69 Goldcorp common share and C$0.0001 in cash for a total purchase price of approximately $8.2 billion. On October 26, 2006, Glamis shareholders overwhelmingly approved the combination. The transaction closed on November 4, 2006.

•	Dividends paid during the quarter of $18.8 million.

(1)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning prescribed by GAAP, and is a non-GAAP measure (see reconciliation on page 20). The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
goldcorp     1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the Luismin gold/silver mines in Mexico, the Amapari gold mine in Brazil, the La Coipa gold/silver mine (50% interest) in Chile, the Peak gold mine in Australia and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos gold project in Mexico, the Éléonore gold project in Canada, and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 57% interest in Silver Wheaton Corp. (“Silver Wheaton”), a publicly traded silver mining company, and an 81% interest in Terrane Metals Corp (“Terrane”, formerly Atlas Cromwell Ltd).
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the Toronto Stock Exchange and on the New York Stock Exchange.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet, and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia.
ACQUISITION OF GLAMIS GOLD LTD
On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) entered into an agreement to combine. The new company will continue under the name Goldcorp Inc.
Each Glamis common share will be exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) will be exercised by the holders into Glamis shares such that holders of the SAR’s will receive Goldcorp shares and cash at the same share exchange ratio. As a result of the transaction, the combined company will be held approximately 60% by existing Goldcorp shareholders and approximately 40% by existing Glamis shareholders. Each Glamis stock option, which gives the holder the right to acquire shares in the common stock of Glamis when presented for execution, will be exchanged for a stock option which will give the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree.
Upon closure of the acquisition, Goldcorp will acquire interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
On October 26, 2006, the Glamis shareholders overwhelmingly approved the transaction under the plan of arrangement. The transaction closed on November 4, 2006.
ACQUISITION OF CERTAIN PLACER DOME MINING ASSETS
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on
2     goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
hand. On June 9, 2006, Goldcorp closed on the early warrant exercise transaction. Proceeds received were approximately $455 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets. Goldcorp has acquired interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp completed the sale of Mount Milligan and certain other Canadian exploration interests to Terrane for 240 million convertible preferred shares of Terrane at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp owns approximately 81% equity interest in Terrane’s issued and outstanding shares and approximately 75% on a fully diluted basis.
Upon Barrick gaining control of Placer Dome on January 19, 2006, Goldcorp initiated its integration plan which includes the combination of the Red Lake and Campbell complexes. The integration process of the Placer Dome mines is well underway which will allow the Company to maximize on synergies and create significant shareholder value. Integration activities at Red Lake include the completion of the underground connection between the Red Lake and Campbell complexes and strategic reviews of the new short and long term mine plans.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, May 12, 2006.
The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time these interim consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to each of the Placer Dome assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152). Although the final results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.
ACQUISITION OF VIRGINIA GOLD MINES INC
In December 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc. (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec, Canada pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (“New Virginia”) for each issued and outstanding Virginia share. On March 31, 2006, Goldcorp completed the acquisition of Virginia and retained the Éléonore gold project. New Virginia holds all other assets of Virginia, including net working capital, cash received prior to closing on the exercise of Virginia options and warrants, its non-Éléonore assets and a sliding scale 2% net smelter return royalty on the Éléonore project. On March 31, 2006, Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction valued at total consideration of $406 million.
ACQUISITION OF WHEATON RIVER MINERALS LTD
In December 2004, Goldcorp and Wheaton River Minerals Ltd (“Wheaton”) announced a take-over bid by Goldcorp for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On February 14, 2005, the minimum two-thirds bid requirement under the terms of the Goldcorp offer was satisfied. With conditions met, a special $0.50 per share cash dividend, totaling approximately $95 million, was paid to existing Goldcorp shareholders. Goldcorp included, with the exception of net earnings, 100% of Wheaton’s operating results from February 14 to April 15, 2005. Net earnings for this period include 82% of Wheaton’s operating results. On April 15, 2005, Goldcorp acquired the
goldcorp     3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
remaining 18% of Wheaton. A non-controlling interest was assigned to the 18% interest in Wheaton that Goldcorp did not own from February 14 to April 15, 2005 upon which date this non-controlling interest was eliminated. Total consideration amounted to $2.235 billion, including acquisition costs, satisfied by the issuance of 143.8 million Goldcorp shares.
SUMMARIZED FINANCIAL RESULTS

	Three Months Ended
	September 30		June 30		March 31		December 31
	2006	2005	2006	2005	2006	2005	2005	2004
			(note 1)
Revenues	$418.9	$203.7	$491.5	$301.6	$286.3	$122.8	$268.3	$51.8

Gold produced (ounces)	431,800	283,700	378,500	281,000	295,100	275,400	296,200	166,300

Gold sold (ounces)	421,400	276,700	398,700	543,100	288,400	217,500	307,300	113,800

Average realized gold price (per ounce)	$620	$444	$620	$432	$560	$430	$492	$432

Average London spot gold price (per ounce)	$622	$440	$627	$427	$554	$427	$484	$434

Earnings from operations	$143.9	$83.9	$219.5	$160.3	$140.5	$48.4	$112.7	$18.6

Net earnings	$59.5	$56.5	$190.4	$98.0	$92.4	$29.5	$101.7	$14.9

Earnings per share
Basic	$0.14	$0.17	$0.50	$0.30	$0.27	$0.12	$0.30	$0.08
Diluted	$0.14	$0.15	$0.49	$0.28	$0.24	$0.11	$0.27	$0.08

Cash flow from operating activities	$221.4	$84.8	$240.1	$163.9	$74.4	$80.2	$136.9	$22.4

Total cash costs * (per gold ounce) (note 3)	$84	$9	$(123)	$52	$(88)	$94	$(73)	$127

Dividends paid	$18.8	$15.2	$17.4	$15.2	$15.3	$105.3	$15.3	$8.5

Cash and cash equivalents	$342.3	$420.9	$264.6	$420.8	$169.6	$339.0	$562.2	$333.4

Total assets	$7,084.5	$3,839.2	$6,969.5	$3,756.0	$5,054.9	$3,309.2	$4,066.0	$701.5

(1)	Includes operating results of the acquired Placer Dome assets from May 12, 2006, the date of the acquisition, to June 30, 2006.

(2)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results from February 15, 2005, the date of acquisition, to March 31, 2005. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(3)	The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue, Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton and La Coipa is net of by-product silver sales revenue at spot rates.

*	Non-GAAP measure, see reconciliation on page 20
Review of Financial Results:
The third quarter of 2006 included the first full quarter of results from the newly acquired Placer Dome operations, which increased gold production and sales accordingly. Total revenue was down compared to the second quarter of 2006 due to the significant decrease in gold and copper sales at Alumbrera and Peak, combined with a lower realized copper price. The impact of the decreased copper by-product credits and higher consumable costs increased cash costs from the second quarter results of minus $123 per ounce of gold to $84 per ounce of gold.
Net earnings were also lower compared to the previous quarter due to lower copper sales, higher depreciation related to newly acquired assets, increased derivative losses, foreign exchange losses and write-downs on marketable securities.
4     goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
RESULTS OF OPERATIONS

					Average
			Gold		realized gold	Earnings	Total cash
For the three months ended			produced	Gold sold	price	(loss) from	costs
September 30, 2006 and 2005		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce)

Red Lake (note 5)	2006	$103.6	156,400	165,500	$621	$49.3	$214
	2005	65.4	153,700	147,900	440	37.0	110
Porcupine	2006	27.9	44,300	44,700	622	6.9	337
	2005	—	—	—	—	—	—
Musselwhite	2006	24.4	39,600	38,200	636	1.5	436
	2005	—	—	—	—	—	—
Alumbrera (note 1)	2006	143.8	65,200	58,200	628	78.1	(1,074)
	2005	81.5	48,100	48,200	452	36.0	(594)
Luismin (note 2)	2006	41.5	54,400	53,400	618	10.5	132
	2005	24.3	41,000	39,100	440	3.5	118
Peak (note 3)	2006	6.3	23,200	12,900	526	(1.0)	398
	2005	11.5	29,700	26,200	449	1.9	241
Amapari	2006	11.2	17,300	17,900	623	(6.5)	593
	2005	—	—	—	—	—	—
La Coipa (note 4)	2006	14.6	11,900	10,800	629	(2.2)	89
	2005	—	—	—	—	—	—
Wharf	2006	12.6	19,500	19,800	610	2.9	354
	2005	7.0	11,200	15,300	444	0.5	307
Silver Wheaton	2006	41.8	—	—	—	18.8	—
	2005	18.1	—	—	—	6.1	—
Terrane (note 6)	2006	—	—	—	—	(1.4)	—
	2005	—	—	—	—	—	—
Corporate and Eliminations	2006	(8.8)	—	—	—	(13.0)	—
	2005	(4.1)	—	—	—	(1.1)	—
Total	2006	418.9	431,800	421,400	620	143.9	84
	2005	203.7	283,700	276,700	444	83.9	9

(1)	Includes Goldcorp’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(2)	All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(3)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

(4)	Includes Goldcorp’s 50% share of the results of La Coipa from May 12, 2006, the date of acquisition. The calculation of total cash costs per ounce of gold for La Coipa is net of by-product silver sales revenue.

(5)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. The inclusion of higher costs from the Campbell complex in 2006 is the primary reason for increased cash costs per ounce period over period from prior year. The combined mines are presented as one mine going forward.

(6)	Includes the Canadian exploration properties purchased as part of the Placer Dome acquisition which was subsequently sold to Terrane on July 24, 2006.
goldcorp     5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

					Average
			Gold		realized gold	Earnings	Total cash
For the nine months ended			produced	Gold sold	price	(loss) from	costs
September 30, 2006 and 2005		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce)

Red Lake (note 1, 7)	2006	$264.8	421,300	436,200	$604	$147.1	$179
	2005	298.4	495,000	683,800	434	205.3	87
Porcupine (note 1)	2006	43.2	67,800	70,000	618	10.3	339
	2005	—	—	—	—	—	—
Musselwhite (note 1)	2006	39.5	61,300	62,600	629	3.4	406
	2005	—	—	—	—	—	—
Alumbrera (notes 2, 3)	2006	498.7	196,000	183,700	606	300.0	(1,377)
	2005	168.3	120,700	111,100	439	71.3	(502)
Luismin (notes 2, 4)	2006	119.8	155,800	154,800	603	32.8	119
	2005	63.7	103,200	106,400	432	10.2	109
Peak (notes 2, 5)	2006	51.8	82,100	74,500	578	13.2	228
	2005	31.9	75,900	70,700	440	5.8	251
Amapari	2006	36.1	56,700	60,200	600	(16.2)	538
	2005	—	—	—	—	—	—
La Coipa (notes 1, 6)	2006	25.0	19,500	20,100	621	(3.7)	139
	2005	—	—	—	—	—	—
Wharf	2006	29.6	44,900	46,400	600	6.7	341
	2005	28.9	45,300	65,300	434	3.2	289
Silver Wheaton (note 2)	2006	114.9	—	—	—	54.5	—
	2005	48.2	—	—	—	16.5	—
Terrane (note 8)	2006	—	—	—	—	(1.4)	—
	2005	—	—	—	—	—	—
Corporate and Eliminations (notes 1, 2)	2006	(26.8)	—	—	—	(42.8)	—
	2005	(11.3)	—	—	—	(19.8)	—
Total	2006	1,196.6	1,105,400	1,108,500	605	503.9	(35)
	2005	628.1	840,100	1,037,300	435	292.5	49

(1)	Includes operating results of the acquired Placer Dome assets from May 12, 2006, the date of acquisition, to September 30, 2006.

(2)	Includes 100% of Wheaton operating results for the period subsequent to February 14, 2005, the date of acquisition.

(3)	Includes Goldcorp’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(4)	All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(5)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

(6)	Includes Goldcorp’s 50% share of the results of La Coipa since May 12, 2006. The calculation of total cash costs per ounce of gold for La Coipa is a net of by-product silver sales revenue.

(7)	Red Lake operating results include those of the Campbell complex from May 12, 2006, the date of acquisition through to September 30, 2006. The inclusion of higher costs from the Campbell complex in 2006 is the primary reason for the increased cash costs per ounce period over period from prior year. The Red Lake and Campbell complexes are operated as one mine with results reported on a combined basis. Red Lake 2005 revenues and profits were unusually high as the result of the sale of 275,700 ounces of gold bullion inventory resulting in additional revenue of $119.7 million and net earnings of $51.7 million.

(8)	Includes the Canadian exploration properties purchased as part of the Placer Dome acquisition which was subsequently sold to Terrane on July 24, 2006.
6     goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
OPERATIONAL REVIEW
Red Lake

	Three Months Ended
	Sep 30	June 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data (note 2)	2006	2006	2006	2006	2005	2005
		(six weeks)	(full quarter)
		(note 1)
Tonnes of ore milled	184,000	137,100	191,900	184,700	173,800	159,000
Average mill head grade (grams/tonne)	28	34	29	29	32	36
Average recovery rate (%)	96%	96%	97%	97%	97%	97%
Gold produced (ounces)	156,400	143,700	167,600	170,100	170,600	197,000
Gold sold (ounces)	165,500	150,100	172,400	168,900	180,000	187,900
Average realized gold price (per ounce)	$621	$623	$625	$560	$489	$445
Total cash costs (per ounce)	$214	$180	$183	$181	$193	$154

Financial Data

Revenues	$103.6	$93.8	$107.8	$94.6	$88.1	$83.7
Earnings from operations	$49.3	$53.5	$52.1	$36.7	$39.6	$33.3

(1)	Campbell mine operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition of a number of Placer Dome assets. The six week column includes 100% Red Lake mine results for the quarter plus Campbell mine results from May 12, 2006 through to June 30, 2006.

(2)	The Red Lake and Campbell complexes are operated as one mine with results reported on a combined basis.
The Red Lake Gold Mines produced 156,400 ounces of gold for the quarter. The result was lower than historical quarters as a result of lower ore grades mined and increased development work related to the re-alignment of the overall mining plan to accommodate the integration of the Red Lake and Campbell complexes. The Canadian dollar was approximately 7% stronger relative to the United States dollar, compared to the third quarter of 2005, which combined with lower production, negatively impacted total cash costs per ounce. All these factors resulted in cash costs of $214 per ounce in the third quarter of 2006.
The expansion project progressed well during the quarter as development work required to connect the new shaft to the existing mine moved ahead. The shaft sinking was successfully deepened by 137 meters during the quarter, bringing the depth to 1,898 meters as at September 30, 2006. The key 43 level shaft station has just been completed and the shaft is only 32 meters from its full design depth. Expansion work this quarter also included loading pocket and conveyor gallery development. The expansion of the Red Lake complex mill taking capacity from 850 tonnes per day to 1,250 tonnes per day is ahead of schedule, and is expected to be ready for operation in mid-2007. The overall expansion project including the shaft is still on track for completion in late 2007.
Integration activities continued at Red Lake during the third quarter, including implementing synergies, reviewing the short and long-term mine plans and advancing underground development. The underground connection between the two mines, located at the 34 and 36 levels was completed in August and is now being used to move ore from the Red Lake complex to the Campbell complex. This connection has allowed excess capacity in the Campbell complex mill to be better utilized. A third connection is almost complete. These connections are providing an exploration platform to explore boundary property opportunities. Exploration results from recent drilling in this area have been very encouraging with a number of high grade intersections. Other high grade exploration results have also been generated from Deep Campbell providing ongoing drilling priority in that area.
With the focus on the expansion project, deep exploration of the high grade zone had previously been reduced in priority. As the project is now advanced high grade zone exploration drilling plans are again being formulated.
Development towards the Red Lake complex sulphide ore also commenced in the third quarter of 2006.
Goldcorp is currently preparing updated mineral reserve and mineral resource estimates for the Red Lake mines which will use a new set of cut-off grades that will recognize the combined benefits and synergies of both Red Lake and Campbell operations. Goldcorp
goldcorp     7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
believes that the in situ cut-off grade used by Placer Dome for its underground mineral resource estimate at the Campbell complex does not reflect Goldcorp’s estimate of the minimum grades and minimum mining widths currently required for a reasonable probability of economic extraction, and is below the cut-off grade that will be utilized by Goldcorp in its updated estimate of mineral reserves and mineral resources for the Red Lake mines. As a result, Goldcorp expects that the updated mineral reserve and mineral resource estimates will show a decrease in the amount of mineral resources (excluding mineral reserves) for the Campbell complex from those stated by Placer Dome as of December 31, 2005, mainly as a result removing the lower grade portion of the mineral resources reported by Placer Dome. No reduction in the mineral reserve estimate for the Campbell complex is expected.
Porcupine (Goldcorp’s interest 51%)

	Three Months Ended
	Sep 30	June 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data (note 1)	2006	2006	2006	2006	2005	2005
		(six weeks)	(full quarter)
Tonnes of ore milled	538,400	304,900	554,700	508,500	543,200	526,700
Average mill head grade (grams/tonne)	2.71	2.59	2.57	2.17	2.77	2.82
Average recovery rate (%)	94%	94%	90%	90%	92%	93%
Gold produced (ounces)	44,300	23,500	41,300	31,400	42,000	40,300
Gold sold (ounces)	44,700	25,300	42,000	33,400	39,500	47,500
Average realized gold price (per ounce)	$622	$610	$616	$554	$486	$440
Total cash costs (per ounce)	$337	$344	$361	$434	$348	$340

Financial Data

Revenues	$27.9	$15.3	$26.0	$18.5	$19.2	$20.9
Earnings from operations	$6.9	$3.4	$4.4	$(0.8)	$(7.4)	$(1.1)

(1)	Porcupine’s operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition of a number of Placer Dome assets. Other prior period results are shown for comparative purpose only.
Gold production in the current quarter, continued to improve by 7% over the second quarter of 2006, as result of more selective mining at the Pamour open pit and production from the Dome underground operation. Gold production in the quarter was also positively impacted by higher realized grades from the Pamour pit and Dome underground and higher recoveries than achieved in the full second quarter of 2006. As compared to the third quarter of 2005, gold production increased due to increased mill throughput and recoveries.
Third quarter 2006 cash costs per ounce continued to decline, improving 7% over the second quarter of 2006 due to higher production and a lower cost of sales. Cash costs per ounce in comparison to the prior year are consistent due to higher production offsetting higher commodity and energy costs and a 7% increase in value of the Canadian dollar against the United States dollar compared to the third quarter of 2005.
Operational improvements continue at Pamour as the open pit is in the final stages of mining re-optimized ore pods in stage one. Pre-stripping is underway on stage two and will continue into the fourth quarter, providing access to further ore zones early in 2007.
Exploration work has been particularly successful on three fronts, including Pamour, Hollinger and Hoyle Pond. Diamond drilling has successfully defined new resources at the Pamour North Contact immediately north of the existing open pit. These resources are anticipated to be converted to reserves by year-end that will provide an alternate source of higher-grade ore. Exploration drilling on the Hollinger project has been accelerated with five surface diamond drills operating with the objective of calculating a new resource estimate by year-end.
8     goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Musselwhite (Goldcorp’s interest – 68%)

	Three Months Ended
	Sep 30	June 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data (note 1)	2006	2006	2006	2006	2005	2005
		(six weeks)	(full quarter)
Tonnes of ore milled	203,200	118,900	218,900	240,800	263,800	254,900
Average mill head grade (grams/tonne)	6.38	5.87	5.65	4.71	4.78	5.39
Average recovery rate (%)	95%	97%	94%	91%	94%	95%
Gold produced (ounces)	39,600	21,700	37,600	33,200	38,600	44,500
Gold sold (ounces)	38,200	24,400	37,800	33,900	38,500	43,600
Average realized gold price (per ounce)	$636	$617	$618	$553	$487	$440
Total cash costs (per ounce)	$436	$361	$375	$417	$370	$323

Financial Data

Revenues	$24.4	$15.1	$23.4	$18.8	$18.7	$19.2
Earnings from operations	$1.5	$1.9	$4.5	$(0.3)	$—	$0.5

(1)	Musselwhite’s operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition of a number of Placer Dome assets. Other prior period results are shown for comparative purpose only.
Gold production for the third quarter was 39,600 ounces, an increase of 5% over the second quarter of 2006, mainly related to mining ore from higher grade zones. In comparison to the third quarter of 2005, gold production is lower in 2006 due to less tonnes milled. Ore tonnes for the mine were lower than expected due to a combination of continued high proportion of backfill requirements, lower than planned equipment availability and weather related power interruptions. Cash costs were higher than the previous quarter primarily due to higher operating costs resulting from higher development costs and increased fleet maintenance costs.
Exploration work included the completion of a 2,430 meter drillhole on the north-shore of Opapimiskan Lake (down-dip of the existing ore-body). The hole is located 3 kilometers north of existing reserves and 1.8 kilometers north of the last economic intersection on the main Musselwhite Trend. This primary hole was aimed below the target zone to gather key geological information and to allow appropriate targeting of the subsequent daughter holes which are currently in progress. Initial results are encouraging and have confirmed the presence of gold mineralization well north along strike of the existing mine. Exploration work also continued below existing mining operations, which has provided excellent results to date. Exploration also continued to extend and delineate the high grade PQ Deeps mineralization and has identified a new ore zone (W zone) within meters of the T antiform. The PQ Deeps results continue to confirm that the mineralized zones are higher grade than elsewhere in the mine.
goldcorp     9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Alumbrera (Goldcorp’s interest – 37.5%)

		Three Months Ended
		Sep 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data		2006	2006	2006	2005	2005

Tonnes of ore mined		2,668,600	2,550,200	2,366,600	3,308,900	2,527,400
Tonnes of waste removed		8,029,900	7,363,600	8,059,500	7,667,800	8,188,600
Ratio of waste to ore		3.0	2.9	3.4	2.3	3.2
Tonnes of ore milled		3,400,500	3,472,600	3,308,600	3,591,800	3,255,900
Average mill head grade	– Gold (grams/tonne)	0.76	0.78	0.76	0.77	0.60
	– Copper (%)	0.54%	0.61%	0.63%	0.65%	0.57%
Average recovery rate	– Gold (%)	78%	79%	77%	79%	77%
	– Copper (%)	89%	89%	89%	91%	89%
Gold produced (ounces)		65,200	68,500	62,300	71,900	48,100
Copper produced (thousands of pounds)		35,999	41,800	40,800	46,800	36,300
Gold sold (ounces)		58,200	74,000	51,500	69,200	48,200
Copper sold (thousands of pounds)		33,108	46,700	33,500	49,500	38,600
Average realized price – Gold (per ounce) (note 2)		$628	$608	$577	$498	$452
	– Copper (per pound) (note 2)	$3.70	$4.44	$3.25	$2.28	$1.85
Total cash costs (per ounce) (note 1)		$(1,074)	$(1,661)	$(1,310)	$(871)	$(594)
Total co-product cash costs (per ounce)		$232	$207	$162	$150	$185

Financial Data

Revenues		$143.8	$230.0	$125.0	$130.9	$81.5
Earnings from operations		$78.1	$143.5	$78.4	$63.1	$36.0

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper sales were treated as a co-product, average total cash costs at Alumbrera for the three months ended September 30, 2006 would be $232 per ounce of gold and $1.43 per pound of copper (September 30, 2005 – $185 per ounce of gold and $0.88 per pound of copper).

(2)	The realized metal prices are different to spot prices, due to price adjustments on sales receivables in the highly variable price environment.
Total material mined for the quarter was above expectations with higher mine productivities being achieved overall. Total cash costs decreased in the third quarter to minus $1,074 per ounce of gold, net of by-product copper credits, compared to minus $594 per ounce during the same period last year. This decrease in total cash costs resulted primarily from higher realized copper prices of $3.70 per pound for the quarter. Co-product cash costs increased to $232 per ounce of gold in the third quarter of 2006 compared with $185 per ounce of gold in the third quarter of 2005, primarily due to the impact of the royalty payment to Yacimientos Mineros de Agua de Dionisio, a government owned corporation, which commenced during the second quarter of 2006. The royalty is 20% of net proceeds, as defined in the Royalty agreement, which approximates EBITDA, less capital expenditures and working capital adjustments.
Production in the third quarter was on plan with 65,200 ounces of gold and 36.0 million pounds of copper produced with sales of 58,200 ounces of gold and 33.1 million pounds of copper. Gold and copper production decreased as compared to the prior quarter due to slightly lower ore grades achieved. In comparison, to the third quarter of 2005, production increased as a result of higher grades and increased mill throughput. The difference between production and sales is due to normal timing differences in shipments and delays in the transfer of title which is a requirement for revenue recognition.
The capital expansion of the concentrator to a 40 million tonne per annum milling capacity continues on schedule and commissioning is expected in December 2006.
10     goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Luismin

		Three Months Ended
		Sep 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data		2006	2006	2006	2005	2005

Tonnes of ore milled		276,700	267,400	255,800	250,600	244,100
Average mill head grade	– Gold (grams/tonne)	6.50	6.61	6.18	5.57	5.55
– Silver (grams/tonne)		316	358	348	298	332
Average recovery rate – Gold (%)		94%	94%	94%	94%	94%
	– Silver (%)	89%	89%	87%	88%	88%
Gold produced (ounces)		54,400	53,600	47,800	42,100	41,000
Silver produced (ounces)		2,233,200	2,388,400	2,191,900	1,855,700	2,005,700
Gold sold (ounces)		53,400	54,900	46,500	42,200	39,100
Silver sold (ounces)		2,202,900	2,449,100	2,167,900	1,812,300	2,003,800
Average realized price – Gold (per ounce)		$618	$629	$554	$486	$440
– Silver (per ounce)		$3.90	$3.90	$3.90	$3.90	$3.90
Total cash costs (per ounce) (note 1)		$132	$109	$117	$145	$118

Financial Data

Revenues		$41.5	$44.1	$34.2	$27.0	$24.3
Earnings from operations		$10.5	$13.3	$9.0	$6.7	$3.5

(1)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per ounce of silver.
Luismin achieved yet another record gold production level, due to record ore tonnes milled in the third quarter of 2006. Gold production in comparison to the corresponding period in the prior year increased 33%, due to increased mill throughput and higher ore grades. In addition, 2,233,200 ounces of silver were produced, 11% more than the 2,005,700 ounces produced in the corresponding period in 2005.
Cash costs of $132 per ounce were 12% higher than the corresponding quarter in 2005 due to the increase in the cost of labor and consumables (power, reagents, explosives, steel, fuel, and oil) partially offset by higher gold and silver production.
In the San Dimas district, exploration activities continued to provide encouraging results within the high grade zone area of the Central Block and in the deeper levels following the Eastern trend of the high grade ore bodies. Drilling exploration commenced from surface to explore the extension of the Central Block area. Advancement also continued on three new exploration drifts in order to develop more ore resources farther from the current operations. These drifts will provide essential infrastructure for ongoing exploration drilling and drifting.
At the Nukay mine adjacent to the Los Filos project, the peripherals exploration project continues to achieve encouraging results with higher grade ore being delineated. It is expected that a significant increase in underground reserves and resources will result at year end.
goldcorp     11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Peak

		Three Months Ended
		Sep 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data		2006	2006	2006	2005	2005

Tonnes of ore milled		173,300	180,700	173,700	176,600	148,700
Average mill head grade	– Gold (grams/tonne)	4.99	4.90	6.61	8.26	6.94
	– Copper (%)	0.49%	0.61%	0.70%	0.65%	0.46%
Average recovery rate	– Gold (%)	83%	90%	90%	93%	89%
	– Copper (%)	58%	79%	80%	84%	71%
Gold produced (ounces)		23,200	25,500	33,400	43,600	29,700
Copper produced (thousands of pounds)		1,103	1,907	2,131	2,111	1,065
Gold sold (ounces)		12,900	26,300	35,300	50,000	26,200
Copper sold (thousands of pounds)		—	2,114	1,915	1,826	734
Average realized price	– Gold (per ounce)(note 2)	$526	$631	$558	$493	$449
	– Copper (per pound)	$—	$3.66	$2.21	$1.88	$1.71
Total cash costs (per ounce) (note 1)		$398	$193	$192	$192	$241

Financial Data

Revenues		$6.3	$22.9	$22.6	$27.0	$11.5
Earnings from operations		$(1.0)	$7.1	$7.1	$11.3	$1.9

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If the copper sales were treated as a co-product, average total cash costs at Peak for the three months ended September 30, 2006, would remain unchanged at $398 per ounce of gold due to the lack of copper sales.

(2)	The realized metal prices are different to spot prices, due to price adjustments on sales receivables in the highly variable price environment.
The Peak mine sold 12,900 ounces of gold for the third quarter compared with 26,300 ounces sold for the corresponding period in the prior year. Sales and cash costs were negatively impacted by no sales of gold/copper concentrate during the current quarter. The concentrate required a longer drying period before sale due to unusually wet winter conditions. Consequently, there remained approximately 15,000 of gold ounces and 550 tonnes of copper unsold at quarter end. Plant capacity remains at newly expanded higher levels with stockpile feed negating underground production shortfalls from the damaged production drill rig in the second quarter. The fourth quarter will see a much improved result with higher tonnes and grade being mined from ore which was scheduled earlier this year. October gold production has already achieved some 40% above plan.
The purchase of the Mt Boppy mining rights was finalized this quarter which will deliver 45,000 ounces to the Peak mill over the next four years. The Mt Boppy mine will be developed as an open pit with overburden stripping planned to commence in early 2007.
12     goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Amapari

	Three Months Ended
	Sep 30	June 30	Mar 31
Operating Data	2006	2006	2006

Tonnes of ore mined	555,000	548,100	362,400
Tonnes of waste removed	3,289,600	3,220,900	3,074,600
Ratio of waste to ore	5.9	5.9	8.5
Tonnes of ore processed	411,100	475,600	302,400
Average grade of gold processed (grams/tonne)	2.04	2.00	2.03
Average recovery rate (%) (note 1)	64%	68%	66%
Gold produced (ounces) (note 2)	17,300	18,900	20,400
Gold sold (ounces)	17,900	19,700	22,600
Average realized gold price (per ounce)	$623	$630	$556
Total cash costs (per ounce)	$593	$572	$464

Financial Data

Revenues	$11.2	$12.3	$12.6
Loss from operations	$(6.5)	$(6.7)	$(3.0)

(1)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)	Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
During the third quarter of 2006, the Amapari mine produced 17,300 ounces of gold and sold 17,900 ounces of gold. Gold production was impacted by lower than planned gold grades from the mine, and lower than planned ore placed on the leach pads. Poor availability from the reclaimer and delays associated with the installation of the fixed spent ore conveyor section on the spent ore dump, led to lower than planned leach pad space available for ore stacking. Retro fits to the plant carbon handling systems and to the leach pad irrigation systems were completed in the third quarter, as well as the optimization of regent use and ore stacking sequences, in order to improve on leach pad gold recovery performance. Gold recoveries decreased from the previous quarter due to the impact of the wet season affecting agglomeration and pad irrigation. This ore was leached before the improvements could take affect.
Mining of ore and waste from the Tap AB pit continued above expectations during the quarter. The positive production performance from the mine has allowed a low grade ore stockpiling strategy to be pursued, which has lifted the grade of the ore delivered to the leach pads and has offset slightly the impact of continued negative gold grade reconciliation to the reserve model.
Total cash costs for the quarter were $593 per ounce. Costs were negatively impacted by the lower than planned gold head grades and the lower than planned ore processed to the heap leach pads. Cost reduction programs continued and these are anticipated to positively impact on costs in the fourth quarter.
Exploration work programs continued on a number of projects with 6,000 meters of diamond drilling and 1,300 meters of auger drilling completed during the quarter. Diamond and auger drilling continued in the untested gap between the Tapereba C and Urucum ore bodies with encouraging results and diamond drilling of the Urucum resource has expanded the extent of the known mineralization. Diamond drilling at Vila do Meio has continued to receive encouraging results and a small, but high grade ore body has been delineated to date.
goldcorp     13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Management is reviewing the long term valuation of Amapari through additional geological reviews and the incorporation of the 2006 reserve and resource figures. This exercise is expected to be completed prior to year end. As at the reporting date, sufficient information is not available to quantify this value.
La Coipa (Goldcorp’s interest – 50%)

	Three Months Ended
	Sep 30	June 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data (note 1)	2006	2006	2006	2006	2005	2005
		(six weeks)	(full quarter)
Tonnes of ore milled	638,900	383,000	738,000	788,800	845,600	758,000
Average mill head grade – Gold (grams/tonne)	0.76	0.84	0.82	1.19	1.10	1.00
– Silver (grams/tonne)	74	61	54	58	43	45
Average recovery rate – Gold (%)	75%	81%	83%	83%	82%	79%
– Silver (%)	57%	62%	63%	52%	55%	46%
Gold produced (ounces)	11,900	7,600	16,600	25,100	23,500	19,400
Silver produced (ounces)	866,700	365,100	814,900	769,500	628,900	514,200
Gold sold (ounces)	10,800	9,200	18,300	27,000	22,900	18,900
Silver sold (ounces)	654,900	410,000	762,500	751,700	593,300	589,000
Average realized price – Gold (per ounce)	$629	$612	$629	$558	$489	$439
– Silver (per ounce)	$11.80	$11.33	$12.34	$10.04	$8.12	$7.01
Total cash costs (per ounce) (note 2)	$89	$197	$44	$194	$262	$343
Financial Data

Revenues	$14.6	$10.4	$21.0	$22.6	$16.0	$12.4
Earnings (loss) from operations	$(2.2)	$(1.5)	$4.3	$7.3	$2.3	$(0.3)

(1)	La Coipa’s operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition of certain Placer assets. Other prior period results are shown for comparative purposes only.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at La Coipa for the three months ended September 30, 2006, would be $370 per ounce of gold and $7.13 per ounce of silver.
During the third quarter of 2006, La Coipa experienced lower gold grades than in previous quarters, thus producing 11,900 ounces of gold. Offsetting the lower gold grades were higher silver grades due to the start of operations of the Puren mine in June 2006, which has much higher silver grades. The Puren mine is contained in a stand alone joint venture with Codelco where the La Coipa mine is the project manager with a 65% equity interest in the deposit. A total of 866,700 ounces of silver were produced in the third quarter of 2006, an increase of 69% over the 514,200 ounces of silver from the corresponding period in the prior year.
Mined tonnes were lower than the previous quarters mainly due to the application of a new mine plan. For the first half of the quarter, focus was on ore from the Coipa Norte pit and long term stockpiles. In the second half of the quarter, the ore distribution came mainly from the Puren mine and long term stockpiles.
The milled tonnes decreased compared to previous quarters due to lower productivity in relation to the introduction of processing Puren ore. The processing target for the Puren mine ore is 13,500 tonnes per day and La Coipa mine ore is 18,500 tonnes per day. The increase of processing Puren ore reduced processing of La Coipa ore affecting total mill throughput. Gold recovery and silver recovery decreased due to lower recovery associated with Puren ore and lower recovery of ore from the Brecha Norte pit that contained higher levels of copper.
Puren mine has been in production since June 2006, in pit drilling and metallurgical test work results confirm the model predictions once the pit enters the main ore zone. These results have been incorporated in the 2007 mine plan in which recoveries are expected to improve at depth.
14     goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
In the third quarter, exploration work was focused on the Esperanza area and on the sulphur gold/copper project. In the case of the sulphur gold/copper project, the drill results in the Ladera Farellón pit and surroundings have confirmed above average results for the gold/copper mineralization.
Wharf

	Three Months Ended
	Sep 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data	2006	2006	2006	2005	2005

Tonnes of ore mined	822,700	729,100	701,700	775,600	755,500
Tonnes of ore processed	854,400	715,300	787,900	644,300	773,900
Average grade of gold processed (grams/tonne)	0.91	1.04	1.01	0.95	1.04
Average recovery rate (%)	75%	75%	75%	75%	75%
Gold produced (ounces) (note 1)	19,500	15,500	9,900	17,200	11,200
Gold sold (ounces)	19,800	14,800	11,800	15,500	15,300
Average realized gold price (per ounce)	$610	$618	$559	$497	$444
Total cash costs (per ounce)	$354	$343	$315	$366	$307

Financial Data

Revenues	$12.6	$9.7	$7.2	$8.2	$7.0
Earnings from operations	$2.9	$1.8	$1.9	$0.8	$0.5

(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter as there is a time delay between placing ore on the leach pad and producing gold.
The Wharf Mine produced 19,500 ounces of gold in the third quarter of 2006, a 74% increase compared with 11,200 ounces of gold in the third quarter of 2005. The much higher gold production comes from the plant refinery modifications made to offset the high silver content introduced into the circuit during the last half of 2005 and first half of 2006 and general productivity improvements across the site. Total cash costs for the quarter were $354 per ounce compared to $307 per ounce during the third quarter of 2005. The increase in cost is a result of the higher use and cost of consumables (diesel and pit dewatering activities) at the mine and higher royalties and severance taxes in relation to the higher gold prices.
As a result of successful recent drilling on the Portland Deeps area, a pit will be developed which will extend the mine life by one year.
goldcorp     15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
Silver Wheaton Corp (Goldcorp’s interest – 57%)
(100% figures shown)

	Three Months Ended
	Sep 30	June 30	Mar 31	Dec 31	Sep 30
Operating Data	2006	2006	2006	2005	2005

Ounces of silver sold – Luismin	2,213,500	2,447,500	2,171,000	1,820,100	2,003,800
– Zinkgruvan	286,700	482,900	501,000	356,600	531,000
– Yauliyacu	1,020,000	875,000	—	—	—
– Total	3,520,200	3,805,400	2,672,000	2,176,700	2,534,800
Average realized silver price (per ounce)	$11.86	$12.46	$9.62	$8.03	$7.13
Total cash costs (per silver ounce)	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data

Revenues	$41.8	$47.4	$25.7	$17.4	$18.1
Earnings from operations	$18.8	$24.4	$11.3	$5.7	$6.1
As of March 31, 2006, Goldcorp owned 62% of Silver Wheaton, this interest decreased to 57% as a result of Silver Wheaton’s public offering during the second quarter. In April 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share, on a bought deal basis. This dilution of the Company’s interest gave rise to a non-taxable dilution gain of $61.1 million that was recognized in earnings in the three months ending June 30, 2006.
In March 2006, Silver Wheaton entered into an agreement with Glencore International AG, to purchase 4.75 million ounces of silver per year for a period of 20 years, based on production from their Yauliyacu mining operation in Peru. Total upfront consideration paid was $285 million. In addition, a cash payment of $3.90 per ounce of silver delivered is due under the contract, subject to inflationary adjustment. In the third quarter of 2006, Silver Wheaton purchased 1,020,000 ounces of silver from the Yauliyacu mining operations.
Changes in the number of ounces sold between the second and third quarters of this year relate primarily to temporary silver grade reductions during July and August at Luismin, as well as timing of shipments at Zinkgruvan.
PROJECT DEVELOPMENT REVIEW
Los Filos Project
The Los Filos and Bermejal deposits will be developed together with two different methods of ore processing. Higher grade ore from within the Los Filos deposit will be crushed and agglomerated before being conveyor stacked and heap leached. Lower grade ore from Los Filos and El Bermejal deposits will be hauled from the open pit directly to the leach pad to be bulk heap leached. The recovered solution will be treated to produce a final gold doré product on site.
Project construction entered its peak stage during the third quarter. Even though a severe rain season has imposed a slower than planned progress rate in some areas, most of the earth moving and civil works are either complete or nearing completion leaving, for the most part, erection and installation activities left for the remainder of 2006 . Los Filos management is implementing required measures in those areas delayed by rains and remains confident in meeting deadlines for construction completion, commissioning, and commercial production which is planned to start in the second quarter of 2007. All of the mine and process equipment is either already on site or scheduled to arrive as planned. Pre-stripping of both pits continues according to schedule.
In the process area, the heap leach pad is 75% complete; process plant 24% complete, and process ancillary facilities 85% complete.
All permits required for construction and the operation stage at the Los Filos project have been granted with the exception of the fuel franchise which is expected to be approved in the fourth quarter of 2006.
Sustainable development activities continued during the quarter with the main objective of creating a self-sufficiency culture of the surrounding communities. Local and State authorities continue to show great support to project and community activities.
16     goldcorp

Third Quarter Report—2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Project capital expenditures cumulative to date amounted to $198 million with $55 million being expended during the three months ended September 30, 2006. Total project capital expenditures are expected to be $265 million.
Pueblo Viejo Project
At the Pueblo Viejo project, Barrick (60% owner and operator) continued to update the feasibility analysis prepared by Placer Dome and review other work completed on the project. Activities relating to government and community relations and environmental permitting for both the mine and the related power plant are ongoing. In addition, following a successful Phase I exploration program, Phase II was initiated with the objective of adding mineralized resources to the project. During the quarter, a 10,000-meter follow-up exploration drill program was approved and initiated. The objective of the program is to confirm continuity of the new mineralization defined this year and add mineralized resources to the project.
Éléonore Project
The priority on the property is to continue the drill program while supporting the engineering scoping studies recently initiated. The ongoing exploration and drilling program is primarily concentrating on three themes:
- continuing with the “confirmatory” drilling already in progress,

- exploring the strike extent of the ore-body at both ends, and

- exploring the depth potential of the Roberto Zone.
Until early August, drilling had been limited to 900 meters vertical in depth. Since then a start has been made to the down-dip continuity to 2,000 meters vertical which is being explored with a deep drill rig with greater capability. The number of operating drill rigs will be maximized during the upcoming winter season. In parallel, the project exploration team is separately carrying out district surface mapping and delineation work to determine the strike extent of the mineralization and assist in developing drill-hole targets aimed at extending the lateral extent of the ore body.
During the remaining part of 2006, environmental and engineering programs continue, including baseline environmental data collection. With the present site reliant on winter snowmobile trail or summer lake barging operations for logistical support, the design of the permanent airstrip and access road has been completed and permitting is in progress. Construction of the airstrip and access road is expected to take place during 2007 and 2008.
Now that the bulk of the infill drilling has been completed, a project scoping study has been initiated to determine the best scale of operation which will likely be a combined open pit and underground operation. It is anticipated that the milling operation will involve conventional gold processing techniques and a suitable tailing dam site will be identified. Regional infrastructure is excellent to support a future mining operation with available power, water and year round highway access near by. These advantages together with the province of Quebec being a regulatory friendly environment further reinforce the quality of this asset.
In line with Goldcorp’s commitment to the importance of sustainable development and social relationships, the project team is continuing to develop a collaborative relationship with the local First Nations group, the Cree Nation of Wemindji, which has included various meetings and discussions, and a community-wide presentation during Wemindji’s Annual Assembly in late August. This process reflects Goldcorp’s transparent approach to working with all local stakeholders. Discussions also continue with various governmental departments and Hydro-Québec.
goldcorp      17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
EXPENSES

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

Depreciation and depletion	$78.0	$29.5	$196.9	$87.3
Corporate administration	13.3	7.4	32.5	18.2
Stock option expense	6.7	3.1	15.9	10.6
Exploration	9.5	2.3	19.9	6.3
Depreciation and depletion, which relates to mining activities, increased to $78.0 million for the quarter (nine months ended September 30, 2006 – $196.9 million), compared to $29.5 million in 2005 (nine months ended September 30, 2005 – $87.3 million). The significant increase in depreciation and depletion is due to the acquisition of certain Placer Dome assets effective May 12, 2006, and the resulting fair value allocation to these assets and the depreciation and depletion related to the fair value of Wheaton assets from the prior year.
Corporate administration increased to $13.3 million in the third quarter of 2006 (nine months ended September 30, 2006 – $32.5 million), compared to $7.4 million the same period in 2005 (nine months ended September 30, 2005 – $18.2 million), due primarily to increased corporate activity relating to acquisition growth and Sarbanes-Oxley compliance.
In the third quarter, the stock option expense increased to $6.7 million (nine months ended September 30, 2006 – $15.9 million) compared to $3.1 million (nine months ended September 30, 2005 – $10.6 million) in the corresponding quarter in 2005. This increase is mainly due to the continual vesting of previously issued stock options and stock option expense related to the vesting of options issued by Terrane. The $6.7 million of stock option expense is broken down as follows: $5.0 million for Goldcorp, $0.4 million for Silver Wheaton, and $1.3 million for Terrane.
A total of $9.5 million (2005 – $2.3 million) was invested in “greenfield” exploration outside of mine areas during the quarter (nine months ended September 30, 2006 –$19.9 million; September 30, 2005 – $6.3 million). Part of the increase is due to the fact that the current year amount included operating results of acquired Placer Dome assets from May 12, 2006 onwards, with the remainder related to increased exploration in Mexico.
OTHER INCOME (EXPENSE)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

Interest and other income	$5.3	$4.3	$14.8	$9.8
Interest and finance fees	(14.0)	—	(27.0)	(0.1)
Gain (loss) on foreign exchange	(10.2)	4.8	(11.5)	1.4
Non-hedge derivative loss	(20.7)	—	(32.4)	—
Gain (loss) on marketable securities, net	(7.2)	0.8	(4.8)	2.2
Dilution gain	0.3	—	61.4	—
Corporate transaction costs	—	(0.2)	—	(3.6)

	$(46.5)	$9.7	$0.5	$9.7

Upon completion of the acquisition of certain Placer Dome assets, the Company’s credit facilities of $1.3 billion were drawn down to fund the acquisition. In the second quarter, the Company received approximately $455 million from the early warrant exercise transaction which was used to repay a portion of the credit facilities. As a result of the credit facilities drawn, the Company incurred $14.0 million of interest and finance fees for the three months ended September 30, 2006 (nine months ended September 30, 2006 – $27.0 million).
18       goldcorp

Third Quarter Report—2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
In the third quarter of 2006, the Company recorded a $7.6 million write-down of long-term investments and an $11.4 million foreign exchange loss on the revaluation of future income tax balances.
In the second quarter, the Company entered into 66 million pounds of copper forward contracts, on its 2007 production, at a blended rate of $2.91 per pound and 30 million pounds, on its 2008 production, at a blended rate of $2.55 per pound. The contracts do not satisfy the hedge effectiveness criteria, thus a mark-to-market loss of $20.7 million has been recognized in earnings during the third quarter of 2006 (nine months ended September 30, 2006 – $32.4 million).
During the second quarter of 2006, Silver Wheaton, a publicly traded company, completed a public offering of shares, which resulted in a dilution in Goldcorp’s share interest from 62% to 57%. As a result of the dilution in share ownership, a dilution gain of $61.1 million arose, being the difference between the Company’s share of proceeds and the book value of the underlying equity of these share involved. A further dilution gain of $0.3 million was recognized in the third quarter related to dilution through Silver Wheaton option and warrants exercised.
Corporate transaction costs in the amount of $0.2 million for the three months ended September 30, 2005 (nine months ended – $3.6 million) pertain to the acquisition of Wheaton, including severance and restructuring of insurance policies expensed in 2005. There were no corporate transaction costs in the third quarter of 2006.
INCOME AND MINING TAXES
Income and mining taxes for the three months ended September 30, 2006 totaled $28.5 million, approximately 29% of earnings before taxes (excluding non-taxable dilution gain). Income and mining taxes for the three months ended September 30, 2005 were $34.8 million, or 37% of earnings before taxes. Income and mining taxes for the nine months ended September 30, 2006 totaled $136.5 million, approximately 31% of earnings before taxes (excluding non-taxable dilution gain). Income and mining taxes for the nine months ended September 30, 2005 were $108.5 million, or 36% of earnings before taxes. The lower effective tax rate is reflective of a higher proportionate of earnings being realized from the non-Canadian assets which have a lower effective tax rate.
NON-CONTROLLING INTERESTS
The non-controlling interest relates to Goldcorp’s ownership of its subsidiary companies, including Silver Wheaton (57%) and Terrane Metals Corp. (81%).
On July 24, 2006, Goldcorp completed the previously announced sale of Mount Milligan and certain other Canadian exploration interests to Terrane for 240 million convertible preferred shares of Terrane at a price of C$0.50 per share. Goldcorp acquired their exploration interests from Barrick in May 2006. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp would own an approximate 81% equity interest in Terrane’s issued and outstanding shares and an approximate 75% on a fully diluted basis. Goldcorp has consolidated Terrane’s results of operations from the date of sale and recorded a non-controlling interest accordingly.
The non-controlling interest’s share of net earnings for the three months ended September 30, 2006 amounted to $9.4 million (nine months ended September 30, 2006 – $25.6 million) compared with $2.3 million for the three months ended September 30, 2005 (nine months ended September 30, 2005 – $9.7 million)
goldcorp     19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
NON-GAAP MEASURE – TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry this is a common performance measure but does not have any standardized meaning prescribed by GAAP, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

Operating expenses per financial statements (note 1)	$167.5	$77.5	$427.5	$213.2
Industrial minerals operating expense	—	(2.9)	—	(8.7)
Treatment and refining charges on concentrate sales	17.2	13.6	59.1	28.6
By-product silver and copper sales, and other	(146.2)	(84.4)	(509.1)	(176.9)
Non-cash adjustments	(3.3)	(1.3)	(17.0)	(5.0)

Total cash costs	$35.2	$2.5	$(39.5)	$51.2

Divided by gold ounces sold	421,400	276,700	1,108,500	1,037,300

Total cash costs per ounce	$84	$9	$(35)	$49

(1)	Royalties are included in operating expenses per the financial statements.
LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2006, the Company held cash and cash equivalents of $342.3 million (December 31, 2005 – $562.2 million) and working capital of $345.0 million (December 31, 2005 – $581.6 million), a non-GAAP performance measure which excludes the current portion of long term debt. The decrease in consolidated cash and cash equivalents primarily resulted from Goldcorp’s cash payment to Barrick relating to the acquisition of certain Placer Dome assets as well as Silver Wheaton’s cash payment of $285 million to Glencore with respect to the acquisition of the Yauliyacu silver purchase contract.
The Company has three separate credit facilities including a $500 million revolving credit facility, a $550 million bridge facility and a $350 million revolving credit facility. The facilities are unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn down exceeds 50% of the facility amount. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Amounts drawn on the $500 million credit facility are required to be refinanced or repaid by July 29, 2010. Amounts drawn on the $350 million facility will be required to be refinanced or repaid on May 12, 2008 and amounts drawn on the $550 million facility will be required to be repaid on May 12, 2007. On May 12, 2006, $1.3 billion of these facilities were drawn down to fund the acquisition of certain Placer Dome assets. On June 9, 2006, the Company received approximately $455 million from the early warrant exercise transaction which was used to repay part of the credit facilities. The total amount of credit facilities drawn as at September 30, 2006, is $850 million and an additional $100 million is available on the $350 million facility.
In the opinion of management, the working capital at September 30, 2006, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
20      goldcorp

Third Quarter Report—2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Total assets increased to $7,084.5 million at September 30, 2006 from $4,066.0 million at December 31, 2005, primarily as a result of the acquisition of Placer dome assets, the acquisition of Virginia, and the addition of a silver purchase agreement between Silver Wheaton and Glencore’s Yauliyacu mining operation.
During the quarter, the Company generated operating cash flows of $221.4 million, compared with cash generated operating activities of $84.8 million during the same period of 2005.
During the three months ended September 30, 2006, the Company invested a total of $122.2 million in mining interests, including $21.3 million at Red Lake, $68.4 million at the Luismin operations and $8.2 million at Peak.
During the third quarter of 2006, the Company paid a monthly dividend of $0.015 per share, resulting in total cash dividend payments for the quarter of $18.8 million.
As of November 14, 2006, there were 702.5 million common shares of the Company issued and outstanding (including 284.0 million issued with respect to the acquisition of Glamis). The Company had 11.9 million stock options outstanding under its share option plan plus an additional 4.7 million related to Glamis stock options exchanged for those of Goldcorp stock options. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares) and 61,500 restricted share units.
Derivative instruments
The Company employs, from time to time, forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Commitments
Commitments exist for expenditures for mining interests of approximately $84 million, primarily relating to the Red Lake expansion and construction at Los Filos.
RELATED PARTY TRANSACTIONS
At September 30, 2006, Goldcorp owned 57% of Silver Wheaton’s outstanding common shares. During the quarter, the Company sold to Silver Wheaton 2.2 million ounces (2005 - 2.0 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $8.6 million (2005 - $7.8 million). During the nine months ended September 30, 2006, the Company sold to Silver Wheaton 6.8 million ounces (2005 - 6.1 million ounces) of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $26.6 million (2005 - $23.7 million).
On March 30, 2006, Silver Wheaton and Goldcorp amended the Luismin silver purchase agreement increasing the minimum number of ounces of silver to be delivered by Goldcorp over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. As a result of this transaction Silver Wheaton issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007. In addition, during September 2006, Silver Wheaton and Goldcorp entered into an agreement whereby Silver Wheaton will receive a right of first refusal on future silver production from the Penasquito project in Mexico, upon the completion of Goldcorp’s acquisition of Glamis.
Silver Wheaton has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the quarter, total management fees paid to the Company were $0.1 million (nine months - $0.2 million) compared to $0.1 million (nine months - $0.3 million) during the same period in 2005. This agreement allows for cancellation with 30 days notice at any time.
In addition, during March 2006, Silver Wheaton sold leasehold improvements and furniture and fixtures to the Company at their net book value of $0.1 million. At September 30, 2006, Goldcorp owed Silver Wheaton $0.1 million (December 31, 2005 - $nil).
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and reported amounts of revenues and expenditures during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2005 year end consolidated financial statements describe all of the significant accounting policies.
Income and mining taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining interests
Mining interests are the most significant assets of the Company, representing $5,226.4 million at September 30, 2006, and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on
goldcorp       21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and closure costs obligations
Reclamation and closure costs obligations have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and impairment testing
The acquisition of Wheaton and certain Placer Dome operations was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
Investment in Alumbrera
The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.
RECENT DEVELOPMENTS
On June 16, 2006, Goldcorp received a comment letter from the Securities and Exchange Commission (“SEC”) concerning the Form 40-F of Goldcorp for the year ended December 31, 2005. On August 4, 2006, Goldcorp filed a response to the initial comment letter of the SEC. On August 24, 2006 Goldcorp received a second comment letter from the SEC and responded on October 16, 2006. The Company is currently awaiting further response from the SEC.
OUTLOOK
Expenditures for mining interests for the remainder of the year are forecast to approximate $141.2 million, which primarily relate to the Red Lake expansion and the completion of the construction at Los Filos.
The Company has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia.
CONTROLS AND PROCEDURES
The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms. The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that
22     goldcorp

Third Quarter Report—2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2005, available on www.sedar.com, the section entitled “The Narrative Description of the Business – Risk Factors” in Glamis’ annual information form for the year ended December 31, 2005, also available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2005 dated March 20, 2006, and other continuous disclosure documents filed by Goldcorp since January 1, 2006 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
     goldcorp 23

Financial Review
Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2006	2005	2006	2005

Revenues		$418.9	$203.7	$1,196.6	$628.1

Operating expenses		167.5	77.5	427.5	213.2
Depreciation and depletion		78.0	29.5	196.9	87.3

Earnings from mine operations		173.4	96.7	572.2	327.6
Corporate administration		13.3	7.4	32.5	18.2
Stock option expense	9	6.7	3.1	15.9	10.6
Exploration		9.5	2.3	19.9	6.3

Earnings from operations		143.9	83.9	503.9	292.5

Other income (expense)
Interest and other income		5.3	4.3	14.8	9.8
Interest and finance fees		(14.0)	—	(27.0)	(0.1)
(Loss) gain on foreign exchange		(10.2)	4.8	(11.5)	1.4
Non-hedge derivative loss	7	(20.7)	—	(32.4)	—
(Loss) gain on marketable securities, net		(7.2)	0.8	(4.8)	2.2
Dilution gain	8	0.3	—	61.4	—
Corporate transaction costs		—	(0.2)	—	(3.6)

		(46.5)	9.7	0.5	9.7

Earnings before taxes and non-controlling interests		97.4	93.6	504.4	302.2
Income and mining taxes		(28.5)	(34.8)	(136.5)	(108.5)
Non-controlling interests	8	(9.4)	(2.3)	(25.6)	(9.7)

Net earnings		$59.5	$56.5	$342.3	$184.0

Earnings per share	9
Basic		$0.14	$0.17	$0.90	$0.60
Diluted		0.14	0.15	0.89	0.54

Weighted average number of shares outstanding (000’s)
Basic		418,180	336,651	380,421	305,944
Diluted		422,345	374,841	384,768	339,044
The accompanying notes form an integral part of these unaudited consolidated financial statements
24      goldcorp

Third Quarter Report — 2006
Consolidated Balance Sheets
(US dollars in millions – Unaudited)

		September 30	December 31
	Note	2006	2005

Assets
Current
Cash and cash equivalents		$342.3	$562.2
Marketable securities (market value :$16.8 million; 2005 – $16.1 million)		13.6	11.3
Accounts receivable		104.0	75.2
Inventories and stockpiled ore		131.7	77.2
Future income and mining taxes		28.5	26.5
Income and mining taxes receivable		—	2.8
Other		15.4	17.2

		635.5	772.4
Mining interests	4	5,226.4	2,980.8
Silver purchase arrangements	5	350.8	74.6
Goodwill	4	681.6	142.6
Long-term investments (market value: $127.7 million; 2005 – $41.1 million)		100.3	33.6
Stockpiled ore		67.1	51.0
Other		22.8	11.0

		$7,084.5	$4,066.0

Liabilities
Current
Accounts payable and accrued liabilities		$172.6	$97.5
Income and mining taxes payable		96.7	93.3
Current portion of long-term debt	6	100.0	—
Current derivative instrument liability	7	21.2	—

		390.5	190.8
Derivative instrument liability	7	11.2	—
Future income and mining taxes		1,305.7	728.1
Long-term debt	6	750.0	—
Reclamation and closure cost obligations		137.7	57.7
Future employee benefits and other		10.0	7.0

		2,605.1	983.6

Non-controlling interests	8	286.0	108.6

Shareholders’ Equity	9
Capital stock		3,582.7	2,653.8
Cumulative translation adjustment		101.9	101.9
Retained earnings		508.8	218.1

		4,193.4	2,973.8

		$7,084.5	$4,066.0

Commitments (note 12)
The accompanying notes form an integral part of these unaudited consolidated financial statements
goldcorp       25

Financial Review
Consolidated Statements of Cash Flows
(US dollars in millions – Unaudited)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2006	2005	2006	2005

Operating activities
Net earnings		$59.5	$56.5	$342.3	$184.0
Reclamation expenditures		(2.5)	(1.0)	(6.0)	(2.5)
Items not affecting cash
Depreciation and depletion		78.0	29.5	196.9	87.3
Stock option expense		6.7	3.1	15.9	10.6
(Gain) loss on marketable securities, net		7.2	(0.8)	4.8	(2.2)
Future income and mining taxes		(7.6)	3.6	(8.3)	1.5
Future employee benefits		1.7	1.1	2.9	3.8
Non-controlling interests		9.4	2.3	25.6	9.7
Dilution gain		(0.3)	—	(61.4)	—
Non-hedge derivative loss		20.7	—	32.4	—
Other		1.5	(8.0)	8.8	(5.3)
Change in non-cash operating working capital	10	47.1	(1.5)	(18.1)	42.0

Net cash provided by operating activities		221.4	84.8	535.8	328.9

Investing activities
Mining interests	11	(122.2)	(77.9)	(288.0)	(194.5)
Acquisitions, net of cash acquired	10	12.0	—	(1,607.3)	62.4
Silver purchase arrangements	5	—	—	(285.3)	—
Long-term investments		(21.2)	(15.0)	(62.6)	(15.0)
Purchase of marketable securities		—	—	—	(8.2)
Proceeds from sale of marketable securities and long-term investments		1.6	3.3	7.7	18.8
Other		(1.1)	(1.5)	(5.2)	(1.7)

Net cash used in investing activities		(130.9)	(91.1)	(2,240.7)	(138.2)

Financing activities
Long-term debt borrowings, net of repayments	6	—	—	850.0	—
Debt issue costs		(0.2)	—	(3.0)	—
Common shares issued, net		7.8	14.2	513.9	27.6
Shares issued by subsidiary to non-controlling interests		0.5	—	174.1	—
Dividends paid to common shareholders		(18.8)	(15.2)	(51.6)	(135.8)
Other		(1.6)	(0.4)	—	2.9

Net cash (used in) provided by financing activities		(12.3)	(1.4)	1,483.4	(105.3)

Effect of exchange rate changes on cash and cash equivalents		(0.5)	7.8	1.6	2.1

Increase (decrease) in cash and cash equivalents		77.7	0.1	(219.9)	87.5
Cash and cash equivalents, beginning of period		264.6	420.8	562.2	333.4

Cash and cash equivalents, end of period		$342.3	$420.9	$342.3	$420.9

Cash and cash equivalents is comprised of:
Cash				$91.7	$198.9
Short-term money market investments				250.6	222.0

				$342.3	$420.9

The accompanying notes form an integral part of these unaudited consolidated financial statements
26       goldcorp

Third Quarter Report — 2006
Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares and warrants in thousands – Unaudited)

	Capital Stock
			Share		Cumulative
	Common Shares		Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2005	189,980	$363.3	$16.1	$7.3	$107.7	$83.4	$577.8
Issued pursuant to Wheaton acquisition	143,771	1,887.4	290.8	30.8	—	—	2,209.0
Stock options exercised and restricted share units issued	2,556	32.2	—	(7.6)	—	—	24.6
Share purchase warrants exercised	3,335	39.8	(20.1)	—	—	—	19.7
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	14.0	—	—	14.0
Share issue costs	—	(0.2)	—	—	—	—	(0.2)
Dividends declared	—	—	—	—	—	(151.0)	(151.0)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5.8)	—	(5.8)
Net earnings	—	—	—	—	—	285.7	285.7

At December 31, 2005	339,642	$2,322.5	$286.8	$44.5	$101.9	$218.1	$2,973.8
Issued pursuant to acquisition of Virginia Gold Mines Inc	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised and restricted share units issued	5,098	74.7	—	(16.8)	—	—	57.9
Share purchase warrants exercised	54,463	748.4	(287.2)	—	—	—	461.2
Fair value of new warrants issued		(38.9)	38.9	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	13.1	—	—	13.1
Share issue costs	—	(5.2)	—	—	—	—	(5.2)
Dividends declared	—	—	—	—	—	(51.6)	(51.6)
Net earnings	—	—	—	—	—	342.3	342.3

At September 30, 2006	418,513	$3,499.8	$42.1	$40.8	$101.9	$508.8	$4,193.4

Shareholders’ Equity (note 10)
The accompanying notes form an integral part of these unaudited consolidated financial statements
goldcorp       27

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Notes to the Consolidated Financial Statements
Three and Nine Months Ended September 30, 2006
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the Luismin gold/silver mines in Mexico, the Amapari gold mine in Brazil, the La Coipa gold/silver mine (50% interest) in Chile, the Peak gold mine in Australia and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos gold project in Mexico, the Éléonore gold project in Canada, and the Pueblo Viejo (40% interest) in the Dominican Republic. Goldcorp also owns a 57% interest in Silver Wheaton Corp. (“Silver Wheaton”), a publicly traded silver mining company and an 81% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration stage corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2006, and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.
(a)	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments.
28       goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
The principal mining properties of Goldcorp at September 30, 2006, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned
Red Lake mine (“Red Lake”) (2)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Porcupine Joint Venture (“Porcupine”) (2)	Canada	51%	Proportionately consolidated	Porcupine mine
Musselwhite mine (“Musselwhite”) (2)	Canada	68%	Proportionately consolidated	Musselwhite mine
Minera Alumbrera Ltd (“Alumbrera”) (1)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine
Luismin SA de CV (“Luismin”) (1)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin and Nukay mines, Los Filos and El Limón gold projects
Peak Gold Mines Pty Ltd (“Peak”) (1)	Australia	100%	Consolidated	Peak mine
Mineraçao Pedra Branca do Amapari Ltda (“Amapari”) (1)	Brazil	100%	Consolidated	Amapari mine
Compania Minera Mantos de Oro (“La Coipa”) (2)	Chile	50%	Proportionately consolidated	La Coipa mine
Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Les Mines Opinaca Ltée (“Éléonore”) (3)	Canada	100%	Consolidated	Éléonore gold project
Silver Wheaton Corp (“Silver Wheaton”) (1) (4)	Canada	57%	Consolidated	Silver contracts in Mexico, Sweden and Peru
Terrane Metals Corp (“Terrane”) (5)	Canada	81%	Consolidated	Mt Milligan and certain other Canadian exploration interests
Dominicana Corporation (“Pueblo Viejo”) (2)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

(1)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter.

(2)	The results of Goldcorp include the acquired Placer Dome assets from Barrick from May 12, 2006 onward (note 4).

(3)	The results of Goldcorp include Éléonore from March 31, 2006, the date of acquisition, onwards (note 3).

(4)	On April 20, 2006, Goldcorp’s interest in Silver Wheaton was diluted to 57% upon the issuance of equity by Silver Wheaton to non-controlling interests (note 9(a)).

(5)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition (note 9(b)).
All intercompany transactions and balances have been eliminated.

(b)	Comparative amounts

Certain comparative information has been reclassified to conform to the current period’s presentation.
goldcorp       29

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
3.	BUSINESS COMBINATIONS
(a)	Glamis Gold Ltd

On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) announced that the respective boards of directors had agreed to combine Goldcorp and Glamis. Each Glamis common share will be exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) will be exercised by the holders into Glamis shares such that holders of the SAR’s will receive Goldcorp shares and cash at the same share exchange ratio. As a result of the transaction, the combined company will be held approximately 60% by existing Goldcorp shareholders and approximately 40% by existing Glamis shareholders. Each Glamis stock option, which gives the holder the right to acquire shares in the common stock of Glamis when presented for execution, will be exchanged for a stock option which will give the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares. Glamis shareholders approved the combination on October 26, 2006. The transaction closed on November 4, 2006.

The business combination will be accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets will be included in the consolidated financial statements of Goldcorp from the date of acquisition. Goldcorp will complete a valuation of the identifiable assets and liabilities acquired, including any goodwill that may arise in the acquisition.

The preliminary purchase allocation assumes the cost of acquisition will include the fair value of the Goldcorp shares issued is based on the deemed issuance of 281.9 million Goldcorp common shares at $28.71 per common share, plus stock appreciation rights of Glamis exercised for 0.5 million common shares of Goldcorp at $28.71 per common share, plus 5.8 million stock options of Glamis exchanged for those of Goldcorp with a fair value of $109.3 million, plus Goldcorp’s estimated transaction costs of $20.0 million, equaling a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp two days before, the day of, and two days after the date of announcement. The stock options have been valued using the Black-Scholes option pricing model.

Goldcorp has not yet determined the fair value of all identifiable assets and liabilities acquired, or the amount of the purchase price that may be allocated to goodwill. Therefore, the excess of the purchase consideration over the adjusted book values of Glamis’ assets and liabilities has been presented as ‘‘unallocated purchase price.’’

Based on the September 30, 2006 balance sheet for Glamis, a preliminary purchase allocation is as follows:

Purchase price, subject to final adjustments
281.9 million common shares of Goldcorp and cash	$8,092.5
0.5 million common shares of Goldcorp on exercise of Glamis SAR’s	15.0
Stock options of Glamis exchanged for those of Goldcorp	109.3
Acquisition costs	20.0

$8,236.8

Net assets acquired
Current assets	$130.0
Other assets	31.9
Mining interests	2,064.9
Liabilities	(616.5)
Unallocated purchase price	6,626.5

$8,236.8

30       goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
(b)	Placer Dome Inc mining assets

On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain of Placer Dome Inc’s (“Placer Dome”) Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 6(a)) in the amount of $1.3 billion and cash on hand. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of its Canadian exploration interests to Terrane (note 8(b)).

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. These interim unaudited consolidated financial statements include the Placer Dome operating results for the period May 12, 2006 to September 30, 2006. The preliminary allocation of the purchase price of the Placer Dome operations is summarized in the following table and is subject to adjustment:

Purchase price, subject to final adjustments
Cash	$1,593.4
Acquisition costs	9.9

$1,603.3

Net assets acquired
Current assets	$56.1
Other assets	27.7
Mining interest	1,385.7
Current liabilities	(56.3)
Future income tax liabilities	(273.6)
Reclamation and closure cost obligations	(80.7)
Goodwill	544.4

$1,603.3

For the purposes of these interim unaudited consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these interim unaudited consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152). Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

(c)	Virginia Gold Mines Inc.

On March 31, 2006, the Company completed the acquisition of Virginia Gold Mines Inc (“Virginia”). Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement. The acquisition has been accounted for using the purchase method.
goldcorp       31

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (Virginia Mines Inc, “New Virginia”) for each issued and outstanding Virginia share. New Virginia holds all other assets of Virginia including net working capital, cash received prior to closing from the exercise of Virginia options and warrants, non-Éléonore exploration assets, and a sliding scale 2% net smelter return royalty on the Éléonore project.

This acquisition was accounted for under the purchase method as a business combination in previous quarters. However, the acquisition of Virginia was disclosed as an asset acquisition. Upon further review, the Company has concluded that the transaction should be described as a business combination as Virginia was a business whose principal operations are the exploration of mining properties. This change in description has not changed the basis of the accounting for the transaction.

The allocation of the purchase price of Virginia is summarized in the following table:

Purchase price
Common shares of Goldcorp issued to acquire 100% of Virginia (19.3 million shares)	$398.3
Share purchase warrants of Virginia exercisable into Goldcorp shares at conversion of 0.4 shares per warrant	3.6
Acquisition costs	4.0

$405.9

Net assets acquired
Current assets	$1.4
Mining interest	699.0
Current liabilities	(0.9)
Future income tax liabilities	(293.6)

$405.9

4.	MINING INTERESTS

	September 30, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation and			depreciation
	Cost	depletion	Net	Cost	and depletion	Net

Mining properties	$4,529.1	$306.1	$4,223.0	$2,533.0	$205.2	$2,327.8
Plant and equipment	1,226.9	223.5	1,003.4	794.9	141.9	653.0

	$5,756.0	$529.6	$5,226.4	$3,327.9	$347.1	$2,980.8

A summary by property of the net book value is as follows:

	Mining properties
				Plant and	September 30	December 31
	Depletable	Non-depletable	Total	equipment	2006	2005

Red Lake (i)	$331.4	$256.9	$588.3	$197.3	$785.6	$289.5
Porcupine (i)	7.3	25.8	33.1	97.8	130.9	—
Musselwhite (i)	74.1	47.6	121.7	70.2	191.9	—
Alumbrera	433.9	—	433.9	239.2	673.1	724.7
Luismin (ii)	175.4	607.2	782.6	90.9	873.5	842.7
Peak	47.2	103.8	150.9	23.4	174.3	169.0
Amapari	63.9	120.9	184.8	84.2	269.0	268.7
La Coipa (i)	51.4	136.8	188.2	59.7	247.9	—
Wharf	4.5	—	4.5	—	4.5	6.2
Los Filos project	—	401.5	401.5	136.8	538.3	421.8
El Limón project (iii)	—	85.0	85.0	2.0	87.0	87.0
Éléonore gold project	—	712.4	712.4	—	712.4	—
Pueblo Viejo (i, iii)	—	193.1	193.1	—	193.1	—
Mexican exploration projects	—	169.2	169.2	—	169.2	169.2
Canadian exploration properties(note 8(b))	—	173.7	173.7	0.1	173.8	—
Corporate and other	—	—	—	1.9	1.9	2.0

	$1,189.1	$3,033.9	$4,223.0	$1,003.4	$5,226.4	$2,980.8

(i)	The net book values have been allocated on a preliminary basis according to the fair value of the Placer Dome mining assets acquired, which may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets upon finalization of the purchase price.
32       goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	September 30	December 31
	2006	2005

Red Lake (i)	$544.4	$—
Luismin	74.3	74.2
Silver Wheaton	62.9	68.4

	$681.6	$142.6

(ii)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	September 30	December 31
	Depletable	Non-depletable	Total	equipment	2006	2005

Silver interests (note 8(a))	$46.1	$158.8	$204.9	$—	$204.9	$200.0
(iii)	Equity investments. These exploration stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired plus subsequent cash call requirements.
5.	SILVER PURCHASE ARRANGEMENTS

	September 30, 2006			December 31, 2005
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	Amortization	Net

Zinkgruvan	$77.9	$5.4	$72.5	$77.9	$3.3	$74.6
Yauliyacu	285.3	7.0	278.3	—	—	—

	$363.2	$12.4	$350.8	$77.9	$3.3	$74.6

(a)	On March 23, 2006, Silver Wheaton entered into an agreement to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore International AG’s (“Glencore”) Yauliyacu mining operations in Peru, for an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note (note 6(e)). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009). The carrying value of the silver contract is being amortized to operations on a unit-of-sale basis.

(b)	On December 8, 2004, Silver Wheaton entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront cash payment of $50 million, 6 million Silver Wheaton common shares valued at $21.1 million and 30 million Silver Wheaton common share purchase warrants valued at $6.8 million for a total purchase price of $77.9 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, (subject to an inflationary adjustment, beginning in 2007, equal to half of the US CPI, with a minimum of 0.4% and a maximum of 1.65%per annum), is due. Under the agreement Zinkgruvan is required to deliver the equivalent of a minimum of 40 million ounces of silver over the 25 year period following the contract date. If the actual amount of silver delivered is less than this minimum, a penalty of $1.00 per ounce of the shortfall is payable, and not due until the end of the 25 year period. As at December 31, 2005, Zinkgruvan had proven and probable silver reserves of 25.8 million ounces, measured and indicated resources of 6.8 million ounces and inferred silver resources of 29.4 million ounces. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years.
goldcorp       33

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
6.	BANK CREDIT FACILITIES AND PROMISSORY NOTES
(a)	In 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. As at September 30, 2006, this facility was fully drawn.

(b)	On April 21, 2006, the Company entered into two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. Both facilities are unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under either facility exceeds 50% of the facility amount. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Proceeds raised from the early exercise of the warrants (note 9(a)) are required to repay the $550 million bridge facility and repayment may not be reborrowed. Amounts drawn on the $350 million facility will be required to be refinanced or repaid by May 12, 2008. As at September 30, 2006, $250 million of debt is outstanding on the $350 million credit facility. Debt of $100 million is outstanding on the bridge facility which is required to be repaid by May 12, 2007.

(c)	The Company has an Aus$5 million ($3.7 million), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at September 30, 2006. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(d)	In March 2006, Silver Wheaton entered into a credit agreement comprising a $100 million non-revolving term loan (the “Term Loan”) and a $25 million revolving loan (the “Revolving Loan”). The Revolving Loan is for a period of five years and the Term Loan is to be repaid in equal installments over a period of four years, however, prepayments are allowed at any time. The interest rate on each of these loans is based on LIBOR plus a spread determined by Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan are secured against Silver Wheaton’s assets including the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts. During April 2006, both the term loan and the revolving loan were repaid in full. The term loan was cancelled upon repayment while the revolving loan facility remains available.

(e)	On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (note 5(a)), Silver Wheaton issued a $40 million promissory note to Glencore, bearing interest at 3% per annum and due on July 21, 2006. The promissory note was repaid from the proceeds of the public offering completed by Silver Wheaton on April 20, 2006 (note 8(a)).
7.	DERIVATIVE INSTRUMENTS

Commencing in April 2006, the Company uses copper forward contracts to mitigate the risk of copper price changes on copper sales at the Alumbrera Mine. These contracts do not meet the definition of an effective hedge and consequently changes in the fair values of these contracts are recorded in earnings.

The Company entered into 66 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. All contracts are monthly swaps, cash settled, based on the London Metal Exchange Cash Settlement price for the month. The fair value of these contracts resulted in a $21.2 million current liability and an $11.2 million long-term liability as at September 30, 2006. A loss in the fair value of these contracts in the amount of $20.7 million has been recognized in earnings during the third quarter of 2006 (nine months ended September 30, 2006 – $32.4 million).
34       goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
8.	NON-CONTROLLING INTERESTS
     The detail of non-controlling interests is as follows:

At January 1, 2006		$108.6
Shares issued to non-controlling interests of Silver Wheaton, net	$3.4
Add: increase in net assets of Silver Wheaton attributable to Goldcorp	32.3	35.7

		144.3
Shares issued to non-controlling interests of Silver Wheaton, net	$172.4
Less: decrease in net assets of Silver Wheaton attributable to Goldcorp	(98.7)
Add: book value of dilution of Goldcorp’s share of Silver Wheaton’s net assets	20.4	94.1

		238.4
Share of net earnings of Silver Wheaton		25.8

		264.2
Arising on acquisition of Terrane	$22.0
Share of net loss of Terrane	(0.2)	21.8

At September 30, 2006		$286.0

(a)	Silver Wheaton

As a result of the Wheaton acquisition on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to non-controlling interests. On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at the February 13, 2006 closing price of $6.42 per share, and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46.6 million, an increase to future income tax liabilities of $14.3 million, and an increase in non-controlling interests of $32.3 million.

On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction in addition to issuances of common shares from the exercise of stock options and warrants during the year has resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $94.1 million, and a dilution gain of $0.3 million and $61.4 million for the three and nine months ended September 30, 2006 respectively.

(b)	Terrane Metals Corp

On July 24, 2006, the Company completed the sale of Mt Milligan and certain other Canadian exploration interests, previously announced on April 19, 2006, to Terrane. Goldcorp acquired their exploration interests from Barrick in May 2006.

In consideration for the exploration properties, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares and a 75% equity interest on a fully-diluted basis.

The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.
goldcorp       35

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
9.	SHAREHOLDERS’ EQUITY

	September 30	December 31
	2006	2005

Common shares	$3,499.8	$2,322.5
Share purchase warrants (a)	42.1	286.8
Stock options (b)	40.8	44.5

	$3,582.7	$2,653.8

At September 30, 2006, the Company had 418,513,000 common shares outstanding (December 31, 2005 — 339,642,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 12, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 6). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period.

Each of the 8,438,000 New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange and the New York Stock Exchange.

All Existing Warrants were de-listed from the Toronto and New York stock exchanges.

As a result of the Virginia acquisition (note 3), there were 856,000 Virginia warrants convertible into 343,000 Goldcorp shares at an average exercise price of C$4.81. On September 30, 2006, all Virginia warrants were either exercised or had expired.

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 11,864,000 outstanding stock options at September 30, 2006, 8,181,000 relate to options granted under the 2005 Stock Option Plan.

The Company granted 115,000 stock options during the three months ended September 30, 2006, which vest over a period of three years, are exercisable at prices ranging from C$31.93 to C$32.57 per option, expire in 2016, and have a total fair value of $852,000. During the first half of 2006, the Company granted 3,256,000 stock options which vest over a period of three years, are exercisable at prices ranging from C$28.84 to C$33.60 per option, expire in 2016, and have a total fair value of $23.8 million.

The fair value of the options granted in the third quarter is calculated on the date of grant using an option pricing model with the following weighted average assumptions: risk-free interest rate of 4.5%, dividend yield of <1%, volatility factor of 30%, and an expected life of the options of four years. The fair value of the options is expensed over the vesting period of the options.

Compensation expense of $5.0 million has been recognized during the quarter (nine months ended September 30, 2006 — $12.3 million). In addition, stock option expense of $0.4 million was recognized by Silver Wheaton during the quarter (nine
36      goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
months ended September 30, 2006 — $1.4 million) and $1.3 million was recognized by Terrane during the three months ended September 30, 2006.
A summary of changes in outstanding stock options is as follows:

		Weighted
	Options	Average
	Outstanding	Exercise Price
	(000’s)	(C$/option)

At January 1, 2005	6,144	$13.98
Issued in connection with acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	10.11
Cancelled	(34)	17.66

At December 31, 2005	13,577	15.08
Granted	3,410	30.97
Exercised	(5,078)	12.99
Cancelled	(45)	20.47

At September 30, 2006	11,864	$20.52

The following table summarizes information about the options outstanding at September 30, 2006:

	Options Outstanding			Options Exercisable
			Weighted	Options		Weighted
		Weighted	Average	Outstanding	Weighted	Average
	Options	Average	Remaining	and	Average	Remaining
	Outstanding	Exercise Price	Contractual Life	Exercisable	Exercise Price	Contractual Life
Exercise Prices (C$)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$2.05 - $4.98	358	$3.67	2.4	358	$3.67	2.4
$6.28 - $7.68	507	6.46	1.7	507	6.46	1.7
$12.55 - $15.98	1,792	13.01	2.9	1,792	13.01	2.9
$16.87 - $19.23	5,703	18.88	8.5	2,964	18.56	8.3
$23.39 - $23.80	94	23.44	8.9	19	23.66	7.9
$28.84 - $31.93	3,145	30.76	9.6	—	—	—
$32.57 - $33.60	265	33.54	9.7	—	—	—

	11,864	$20.52	7.5	5,640	$14.78	5.6

(c)	Restricted Share Units

The Company has a Restricted Share Unit Plan which allows for up to 500,000 restricted share units (“RSU’s”) to be granted to employees, directors and consultants.

A total of 61,500 RSU’s have been issued to an employee and non-executive directors of the Company during the nine months ended September 30, 2006 (nine months ended September 30, 2005 — 31,500). These instruments vest over a period of up to three years from the grant date.

The Company will record compensation expense totaling $2.5 million over the vesting periods. Compensation expense of $0.3 million has been recognized during the third quarter (nine months ended September 30, 2006 — $0.9 million). In addition compensation expense of $0.1 million, related to Silver Wheaton’s RSU plan, has been recognized by Silver Wheaton during the nine months ended September 30, 2006.
goldcorp      37

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
(d)	Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

Earnings available to common shareholders	$59.5	$56.5	$342.3	$184.0

Basic weighted-average number of shares outstanding (000’s)	418,180	336,651	380,421	305,944
Effect of dilutive securities:
Stock options	4,106	4,048	4,288	2,897
Warrants	—	34,121	—	30,182
Restricted share units	59	21	59	21

Diluted weighted-average number of shares outstanding	422,345	374,841	384,768	339,044

Earnings per share ($/share)
Basic	$0.14	$0.17	$0.90	$0.60
Diluted	$0.14	$0.15	$0.89	$0.54
In the nine months ended September 30, 2006, 8,438,000 share purchase warrants and 265,000 stock options were excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period (nine months ended September 30, 2005 — 5,118,000 stock options).
10.	SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Note	2006	2005	2006	2005

Change in non-cash operating working capital
Accounts receivable		$45.4	$(10.5)	$(22.2)	$(8.0)
Income and mining taxes receivable		2.9	—	2.8	12.3
Inventories and stockpiled ore		(11.4)	(6.9)	(10.9)	(12.5)
Accounts payable and accrued liabilities		1.8	0.9	21.3	(7.5)
Income and mining taxes payable		10.0	14.8	(8.2)	21.3
Other		(1.6)	0.2	(0.9)	36.4

		$47.1	$(1.5)	$(18.1)	$42.0

Acquisitions, net of cash acquired Placer Dome	3	12.0	—	(1,603.3)	—
Virginia Gold Mines	3	—	—	(4.0)	—
Wheaton		—	—	—	132.4
Bermejal		—	—	—	(70.0)

		$12.0	$—	$(1,607.3)	$62.4

38      goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2006	2005	2006	2005

Non-cash financing and investing activities
New Warrants issued on the early exercise of Existing Warrants	$—	$—	$38.9	$—
Shares and warrants issued on acquisition of Virginia	—	—	401.9	—
Silver Wheaton promissory note issued to Glencore	—	—	40.0	—
Shares issued on acquisition of Wheaton	—	—	—	1,887.4
Warrants issued in exchange for those of Wheaton	—	—	—	290.8
Stock options issued in exchange for those of Wheaton	—	—	—	30.8
Other	3.5	—	3.5	—
Operating activities included the following cash payments
Interest paid	$9.6	$—	$20.1	$—
Income taxes paid	35.1	15.5	173.9	73.9
11.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	Three Months Ended September 30, 2006
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests

Red Lake	$103.6	$13.7	$49.3	$21.1
Porcupine	27.9	4.4	6.9	4.4
Musselwhite	24.4	4.9	1.5	2.2
Alumbrera	143.8	21.0	78.1	2.2
Luismin	41.5	11.7	10.5	68.4
Peak	6.3	2.3	(1.0)	8.2
Amapari	11.2	3.5	(6.5)	2.3
La Coipa	14.6	7.2	(2.2)	1.2
Wharf	12.6	1.7	2.9	0.6
Éléonore	—	—	—	7.3
Pueblo Viejo	—	—	—	4.2
Silver Wheaton	41.8	6.9	18.8	—
Terrane (2)	—	—	(1.4)	—
Corporate and Eliminations	(8.8)	0.7	(13.0)	0.1

	$418.9	$78.0	$143.9	$122.2

goldcorp      39

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)

	Nine Months Ended September 30, 2006
			Earnings	Expenditures	Total assets
		Depreciation	(loss) from	for mining	September 30
	Revenues	and depletion	Operations	interests	2006

Red Lake (1)	$264.8	$28.1	$147.1	$65.3	$1,327.9
Porcupine (1)	43.2	6.6	10.3	7.7	152.8
Musselwhite (1)	39.5	7.2	3.4	3.8	216.7
Alumbrera	498.7	64.1	300.0	9.3	999.6
Luismin	119.8	33.4	32.8	154.8	1,561.3
Peak	51.8	10.7	13.2	14.6	191.7
Amapari	36.1	11.0	(16.2)	11.2	295.7
La Coipa (1)	25.0	12.3	(3.7)	1.6	375.4
Wharf	29.6	5.3	6.7	0.8	35.9
Éléonore	—	—	—	13.2	705.6
Pueblo Viejo (1)	—	—	—	4.2	193.1
Silver Wheaton	114.9	17.3	54.5	—	775.2
Terrane (2)	—	—	(1.4)	—	183.1
Corporate and Eliminations	(26.8)	0.9	(42.8)	1.5	70.5

	$1,196.6	$196.9	$503.9	$288.0	$7,084.5

	Three Months Ended September 30, 2005
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests

Red Lake	$65.4	$7.3	$37.0	$14.3
Alumbrera	81.5	14.2	36.0	1.1
Luismin	24.3	5.0	3.5	35.8
Peak	11.5	2.5	1.9	7.6
Amapari	—	—	—	17.9
Wharf	7.0	1.5	0.5	1.2
Silver Wheaton	18.1	1.6	6.1	—
Corporate and Eliminations	(4.2)	(2.6)	(1.1)	—

	$203.7	$29.5	$83.9	$77.9

	Nine Months Ended September 30, 2005
			Earnings	Expenditures	Total assets
		Depreciation	(loss) from	for mining	December 31
	Revenues	and depletion	operations	interests	2005

Red Lake	$298.4	$27.0	$205.3	$43.5	$297.8
Alumbrera (3)	168.3	33.1	71.3	3.1	931.3
Luismin (3)	63.7	12.6	10.2	72.2	1,447.0
Peak (3)	31.9	5.8	5.8	15.5	146.4
Amapari (3)	—	—	—	56.9	288.3
Wharf	29.0	6.1	3.2	3.2	41.9
Silver Wheaton (3)	48.2	4.3	16.5	—	479.0
Corporate and Eliminations (3)	(11.3)	(1.6)	(19.8)	0.1	434.5

	$628.1	$87.3	$292.5	$194.5	$4,066.0

(1)	Includes results from May 12, 2006, the date of acquisition of certain Placer Dome assets.

(2)	Includes the Canadian exploration properties purchased as part of the Placer Dome acquisition which was subsequently sold to Terrane on July 24, 2006.

(3)	Includes results from February 15, 2005, the date of acquisition of Wheaton.
40      goldcorp

Third Quarter Report — 2006
(in United States dollars, tabular amounts in millions, except where noted — Unaudited)
The geographical distribution of the above segments is as follows:
•	Red Lake, Porcupine, Musselwhite, Éléonore, Terrane and Corporate — Canada

•	Alumbrera — Argentina

•	Luismin — Mexico, Cayman Islands

•	Peak — Australia

•	Amapari — Brazil

•	La Coipa — Chile

•	Wharf — United States

•	Pueblo Viejo — Dominican Republic

•	Silver Wheaton — Canada, Cayman Islands
12.	COMMITMENTS

Commitments exist for capital expenditures of approximately $84 million.
goldcorp      41

HEAD OFFICE
Park Place
Suite 3400 — 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone: (604) 696-3000
Fax: (604) 696-3001
Website: www.goldcorp.com

TORONTO OFFICE
Suite 3201
130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone: (416) 363-5255
Fax: (416) 359-9787

MEXICO OFFICE
Luismin SA de CV
Arquímedes #130
8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone: 52 (55) 9138-4000
Fax: 52 (55) 5280-7636

BRAZIL OFFICE
Av. Das Americas, 4200 Edificil
Rio de Janeiro, Bloco 1/201
22664-102 Barra da Tijuca, RJ
Brazil
Telephone: 55 (21) 2122-0500
Fax: 55 (21) 2122-0560
STOCK EXCHANGE LISTING
Toronto Stock Exchange: G
New York Stock Exchange: GG

TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
(800) 387-0825
Outside of Canada and the US:
(416) 643-5500
Email: inquiries@cibcmellon.com

INVESTOR RELATIONS
Melanie Pilon
Director, Investor Relations
Toll free: (800) 567-6223
Email: info@goldcorp.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC